UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iasonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form  40-F ☐

On August 2, 2024, Capital Product Partners L.P. (the “Partnership”) announced that its Board of Directors (the “Board”), the conflicts committee of the Board (the “Conflicts Committee”), limited partners holding a majority of the Partnership’s outstanding common units (the “Common Units”) and the general partner of the Partnership, Capital GP L.L.C. (the “General Partner” or “CGP LLC”), approved the entry by the Partnership into a Plan of Conversion pursuant to which, among other things (collectively, the “Conversion”), (i) the Partnership shall be converted from a Marshall Islands limited partnership to a Marshall Islands corporation to be named “Capital Clean Energy Carriers Corp.” (the “Corporation”) pursuant to and in accordance with the Marshall Islands Limited Partnership Act (the “Partnership Act”) and the Marshall Islands Business Corporations Act (the “MIBCA”), (ii) each of the outstanding Common Units shall be converted into one common share, with par value $0.01 per share, of the Corporation (“Common Shares”) and (iii) the 348,570 outstanding General Partner units and all outstanding incentive distribution rights of the Partnership shall be converted into an aggregate of 3,500,000 Common Shares. Immediately following the Conversion, Capital Maritime & Trading Corp. (“Capital Maritime”), together with its affiliates CGP LLC and Capital Gas Corp. (“Capital Gas” and, together with Capital Maritime and CGP LLC, the “Capital Parties”) are expected to beneficially own approximately 59.0% of the outstanding Common Shares of the Corporation (based on 58,387,313 Common Shares expected to be outstanding immediately following the Conversion and excluding 2,122,352 Common Shares expected to be held in treasury).

In accordance with the Plan of Conversion, the Partnership will file a Certificate of Conversion (the “Certificate of Conversion”) and Articles of Incorporation of the Corporation (the “Articles of Incorporation”), in substantially the forms attached to the Plan of Conversion, with the Registrar of Corporations of the Republic of the Marshall Islands pursuant to Sections 5 and 132 of the MIBCA and Section 27 of the Partnership Act. The Certificate of Conversion and the Articles of Incorporation are expected to be filed with the Registrar of Corporations of the Republic of the Marshall Islands on August 26, 2024 (the “Effective Date”). On the Effective Date, the Corporation will adopt the Bylaws of the Corporation (the “Bylaws”), in substantially the form attached to the Plan of Conversion.

In connection with the Conversion, on the Effective Date the Corporation will enter into a Shareholders’ Agreement with the Capital Parties, setting forth certain governance matters with respect to the Corporation and a Registration Rights Agreement with the Capital Parties, Paparebecorp Limited, a Cyprus limited liability company (“Paparebecorp”) and Ascetico Limited, a Cyprus limited liability company (together with Paparebecorp and their Affiliates, the “Yoda Parties”), providing them with certain registration rights with respect to the Common Shares (the “Registration Rights Agreement”). The Corporation will also enter into an Executive Services Agreement with CGP LLC, pursuant to which CGP LLC and its affiliates will provide certain executive, investor relations and corporate support services to the Corporation (the “Executive Services Agreement”).

Following the Conversion, Common Units will cease trading on the Nasdaq Global Select Market (“Nasdaq”) and Common Shares will commence trading on the Nasdaq under the name “Capital Clean Energy Carriers Corp.” with the ticker symbol “CCEC”. A new CUSIP number has been requested for the Common Shares.

Because the Partnership is already treated as a corporation for U.S. federal income tax purposes, the Partnership expects that the Conversion will not affect its status as a corporation for U.S. federal income tax purposes or materially impact the U.S. federal income tax treatment of the current holders of Common Units.

Further details on the Conversion, the Shareholders’ Agreement, the Registration Rights Agreement and the Executive Services Agreement are set out below. The descriptions below are not intended to be complete and are subject to, and qualified in their entirety by reference to, the full text of the applicable document.

Plan of Conversion

On the Effective Date, the Partnership shall be converted to the Corporation and, for all purposes of the laws of the Republic of the Marshall Islands and otherwise, the Conversion shall be deemed a continuation of the existence of the Partnership in the form of a Marshall Islands corporation. The Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”) and the Certificate of Limited Partnership of the Partnership shall terminate and no longer govern the affairs of the Partnership, but instead the affairs of the Corporation shall be governed by the MIBCA, the Articles of Incorporation and the Bylaws. As a

result, the General Partner will give up its existing management and consent rights with respect to the Partnership pursuant to the Partnership Agreement, including its right to appoint three directors to the Board and its veto rights over, among other things, approval of mergers, consolidations and other significant corporate transactions and amendments to the Partnership’s governing documents.

The forms of the Plan of Conversion, the Certificate of Conversion, the Articles of Incorporation and the Bylaws are attached as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, respectively.

Board of Directors of the Corporation

Pursuant to the Articles of Incorporation and the Bylaws, the Corporation’s board of directors will consist of eight directors, a majority of which will be “independent” in accordance with Nasdaq rules. All directors will be elected by majority vote of the holders of Common Shares (including Capital Maritime and its affiliates), other than in a contested election, in which the election of directors will be by a plurality vote. Immediately following the Effective Date, each of the following will be appointed to serve as an initial director of the Corporation until the first annual meeting of shareholders of the Corporation and until their successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal: Keith Forman, Gerasimos (Jerry) Kalogiratos, Gurpal Grewal, Atsunori Kozuki, Rory Hussey, Abel Rasterhoff, Eleni Tsoukala and Dimitris P. Christacopoulos. The Board will form an audit committee, a compensation committee, a conflicts committee, an Environmental, Social and Governance (ESG) Committee and a nominating committee (the “Nominating Committee”).

Shareholders’ Agreement

The Shareholders’ Agreement sets forth certain governance rights and other matters with respect to the Corporation. Pursuant to the Shareholders’ Agreement, until Capital Maritime and its affiliates cease to own at least 25% of the outstanding Common Shares, Capital Maritime and its affiliates will have the right to nominate three out of the eight directors to the Corporation’s board of directors. If the holdings of Capital Maritime and its affiliates fall below 25% but remain above 15% of the outstanding Common Shares, Capital Maritime and its affiliates thereafter will have the right to nominate two out of eight directors. If the holdings of Capital Maritime and its affiliates fall below 15% but remain above 5% of the outstanding Common Shares, Capital Maritime and its affiliates thereafter will have the right to nominate one out of eight directors. If the holdings of Capital Maritime and its affiliates fall below 5%, Capital Maritime thereafter will no longer have any rights to nominate directors to the Board. The remaining members of the Board will be nominated by the Nominating Committee. Initially, Capital Maritime and its affiliates will have the right to nominate three directors to the Corporation’s board of directors, who will be Gerasimos (Jerry) Kalogiratos, Gurpal Grewal and Atsunori Kozuki. For so long as Capital Maritime and its affiliates have the right to nominate at least one director pursuant to the Shareholders’ Agreement, the Corporation shall include, and shall cause the Nominating Committee to include, any such nominee designated by Capital Maritime and its affiliates in the slate of nominees recommended by the Nominating Committee to holders of Common Shares for election to the Corporation’s board of directors.

In addition, for so long as Capital Maritime and its affiliates have the right to nominate at least one director pursuant to the Shareholders’ Agreement, Capital Maritime and its affiliates shall not designate individuals for nomination to the Corporation’s board of directors (nor participate in nominating, nor encourage any other person to recommend or propose for nomination, any individuals to the Corporation’s board of directors) other than pursuant to its nomination rights under the Shareholders’ Agreement or otherwise with the approval of the Nominating Committee.

The form of the Shareholders’ Agreement is attached as Exhibit 99.5 hereto.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, if any of the Capital Parties and/or the Yoda Parties desire to sell Common Shares and Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), or another exemption from registration is not available to enable such person to dispose of the number of securities it desires to sell at the time it desires to do so without registration under the Securities Act (such securities, the “Registrable Securities”), then, at the request of Capital Maritime, the Corporation shall file a “Shelf Registration Statement” pursuant to and as defined in the Registration Rights Agreement, with the Securities and Exchange Commission (the “SEC”) as promptly as practicable after receiving such request, and will use its reasonable best efforts to cause it to become effective and remain continuously effective and in compliance with the Securities Act and useable for the resale of Registrable Securities until such time as there are no Registrable Securities remaining, including by filing successive replacement or renewal Shelf Registration Statements upon the expiration of such Shelf Registration Statement. Any holder of Registrable Securities (a “Holder”) may request that it be included in such Shelf Registration Statement as a selling securityholder with respect to any Registrable Securities then held by it, subject to the provisions of the Registration Rights Agreement. At any time during which a Shelf Registration Statement is not in effect and the Corporation is not then in the process of preparing for filing with the SEC a Shelf Registration Statement or an amendment or supplement to a Shelf Registration Statement necessary so that such Shelf Registration Statement continues to be in effect in compliance with the Securities Act, any Holder may request to sell all or part of its Registrable Securities pursuant to a registration statement separate from a Shelf Registration Statement.

The Capital Parties, together with any direct or indirect transferee, shall be entitled to demand up to four underwritten offerings pursuant to the Registration Rights Agreement and the Yoda Parties shall be entitled to demand one underwritten registration.

If the Corporation at any time proposes to file a registration statement under the Securities Act for an offering of securities for cash (other than an offering relating solely to an employee benefit plan), the Corporation will use all reasonable best efforts to include such number or amount of Registrable Securities held by any Holder in such registration statement as the Holder shall request, subject to customary cut back provisions.

If the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Corporation because such registration would (i) materially interfere in a way materially adverse to the Corporation with a significant acquisition, merger, disposition, corporate reorganization or other similar transaction involving the Corporation, (ii) require premature disclosure of material information that the Corporation has a bona fide business purpose for preserving as confidential or (iii) render the Corporation unable to comply with requirements under applicable securities laws, then the Corporation shall have the right to postpone such requested registration for a period of not more than 90 days, such right not to be utilized more than twice in any 12-month period.

All costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Corporation without reimbursement by the Holder. The Corporation also agreed to indemnify each Holder, its officers, directors and each person who controls the Holder for any claims based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact in connection with any registration pursuant to the Registration Rights Agreement.

The form of the Registration Rights Agreement is attached as Exhibit 99.6 hereto.

Executive Services Agreement

The Executive Services Agreement will replace the existing executive services agreement, dated October 1, 2022, between the Partnership and the General Partner, which will be terminated on the Effective Date. Pursuant to the Executive Services Agreement, CGP LLC and its affiliates will provide certain executive, investor relations and corporate support services to the Corporation. In consideration for CGP LLC and its affiliates providing such services, the Corporation shall pay to CGP LLC a fixed amount of US$3,500,000.00 per annum. During the term of the Executive Services Agreement, the officers and consultants appointed by CGP LLC and its affiliates will be eligible to participate in all benefit programs as are from time to time made generally available to senior executives by the Corporation. In addition, if any officer and consultant appointed by CGP LLC or its affiliates resigns under the relevant provisions of their employment and consultancy agreement with CGP LLC or its affiliates due to a “Change of Control” as defined in the Executive Services Agreement, the Corporation will pay any compensation provided in such employment and consultancy agreement. The Corporation has also agreed to indemnify CGP LLC, its affiliates and its or their employees, shareholders, directors, consultants and agents against all actions, proceedings, claims, demands or liabilities which may be brought against them due to the Executive Services Agreement other than those which may be caused by or due to the fraud, gross negligence or willful misconduct of CGP LLC, its affiliates or its or their employees, shareholders, directors, consultants and agents.

The form of the Executive Services Agreement is attached as Exhibit 99.7 hereto.

Notice of Action by Written Consent Limited Partners

On August 1, 2024, limited partners of the Partnership constituting the holders of a majority of the issued and outstanding Common Units (the “Approving Limited Partners”) approved certain actions of the Partnership in connection with the Conversion by written consent without a meeting (the “Written Action”), pursuant to Section 13.11 of the Partnership Agreement. In the Written Action, the Approving Limited Partners resolved as follows: (i) to authorize, adopt and approve (x) the Plan of Conversion, Certificate of Conversion, Articles of Incorporation and Bylaws, together with all documents and instruments to be executed and delivered by the Partnership or Corporation pursuant thereto (the “Transaction Documents”) to be adopted and/or entered into by the Partnership, or following the effectiveness of the Conversion, the Corporation and (y) the transactions contemplated by the Transaction Documents, including the Conversion and the issuance of Common Shares; (ii) to authorize, confirm and approve the issuance of Common Shares in the Conversion as set forth in the Plan of Conversion; (iii) to authorize, adopt, confirm and approve the terms of the Transaction Documents and (iv) to (x) authorize and direct certain authorized persons of the Partnership to execute, file and deliver the Transaction Documents and any other document or certificate required, necessary or advisable to effectuate the Conversion and to perform all of the covenants and obligations of the Partnership or, following the effective date of the Conversion, the Corporation, under each such Transaction Document and any other document or certificate required, necessary or advisable to effectuate the Conversion and to consummate the transactions contemplated thereby, and (y) to authorize and approve to be filed with the Registrar of Corporations of the Republic of the Marshall Islands pursuant to Sections 5 and 132 of the MIBCA and Section 27 of the Partnership Act, the Certificate of Conversion and Articles of Incorporation.

The Approving Limited Partners have deposited the Written Action with the Partnership in the care of the Board of Directors.

Press Release

A copy of the press release announcing the Conversion is attached as Exhibit 99.8 hereto.

Exhibits

Number	Description

99.1	Form of Plan of Conversion

99.2	Form of Certificate of Conversion

99.3	Form of Articles of Incorporation of Capital Clean Energy Carriers Corp.

99.4	Form of Bylaws of Capital Clean Energy Carriers Corp.

99.5	Form of Shareholders’ Agreement by and among Capital Clean Energy Carriers Corp. and Capital Maritime & Trading Corp., Capital Gas Corp. and Capital GP L.L.C.

99.6	Form of Registration Rights Agreement by and among Capital Clean Energy Carriers Corp., Capital Maritime & Trading Corp., Capital Gas Corp., Capital GP L.L.C., Paparebecorp Limited and Ascetico Limited

99.7	Form of Executive Services Agreement by and between Capital Clean Energy Carriers Corp. and Capital GP L.L.C.

99.8	Press Release Announcing the Conversion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: August 2, 2024	By:	Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos
		Name:	Gerasimos (Jerry) Kalogiratos
		Title:	Chief Executive Officer of Capital GP L.L.C.